Mail Stop 6010   April 18, 2006

Mr. Terrance Owen
President and CEO
ALDA Pharmaceuticals Corp.
635 Columbia Street
New Westminster, British Columbia
Canada V3M 1A7

Re: ALDA Pharmaceuticals Corp.
       Registration Statement on Form 20-FR12G, filed March 6, 2006
       File No. 0-57848

Dear Mr. Owen:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

   1. Please state why you are filing the Form 20-FR12G at this time.

Mr. Terrance Owen
ALDA Pharmaceuticals Corp.

2. You have identified several material agreements in the registration statement (Phigenics, LLC, Fuzhou Xinmei Biotech Co. Ltd., Linns Corporation Sdn Bhd, Norwood Packaging Ltd). Please enhance your disclosure of these agreements where applicable. Please disclose the significant terms of each agreement. In addition to the rights and responsibilities of each party, include the length of the agreement, any material equity investments, license fees, milestone payments, royalty payments, and the termination provisions.

3. Please provide in the registration statement interim financial information for the first six months of the financial year in accordance with Item 8.A.5 of Form 20-F.

Introduction

Forward Looking Statements, page 4

4. The safe harbor included in the Private Securities Litigation Reform Act of 1995 does not apply to non-reporting companies. Please revise this section to delete your reference to that Act or specifically state that the safe harbor does not apply to your forward looking statements. The same applies to your disclosure on page 23.

Measurement Conversion Information, page 4

5. It appears that many of these measures are not used in the registration statement. Please revise your disclosure to delete any terms that are not used.

Item 3. Key Information

3.A.1 Selected Financial Data, page 6

6. Please specifically indicate if Table 3 is derived from audited financial statements of the Company. If certain period financial information provided in the table is derived from unaudited financial information, please state that fact and the unaudited periods as well as the audited periods.

7. We refer to Table No. 3 on page 7. Please remove the reference to 'CDN$ in 000' as it appears the numerical information included in Table No. 3 is not truncated.

3.A.3. Exchange Rates, page 7

8. Please revise your disclosure to provide the exchange rate at the latest practicable date as required by Item 3.A.3.(a) of Form 20-F.

Mr. Terrance Owen
ALDA Pharmaceuticals Corp.

3.B. Capitalization and Indebtedness, pages 8-9

9. Please update your capitalization and indebtedness table so that it is of a date no earlier than 60 days prior to the date of the registration statement as required by Item 3.B. of Form 20-F.

3.D. Risk Factors, pages 9-13

General

10. Please revise each risk factor subheading to ensure it reflects the facts or uncertainties and the risk that you discuss in the text. Many of your subheadings currently merely list the topic discussed in the risk factor, such as "limited brand awareness, "conflicts of interest," "risk of infringement," and "risk of earlier invention." Other subheadings currently either merely state a fact about your business, such as "The Company's Business has limited sales and marketing experience," or describe an event that may occur in the future, such as "There is no assurance that the patent application filed for T36 or other products will be approved." Succinctly state in your subheadings the facts or uncertainties and the potential consequences that may result from such facts or uncertainties.

11. Please review and revise each of your risk factors, as applicable, to provide a meaningful detailed discussion about the risks that have affected and will affect your operations, financial condition or business. Each risk factor should describe the context of your business as it relates to the risk. Many of your risk factors do not contain sufficient detail and do not adequately discuss the risks to your business. For example, see the following:

- In your risk factor, "There is no assurance that the patent application filed for T36 or other products will be approved" on pages 10-11 you should at a minimum explain the importance of T36 to your business, where you are in the patent process and provide some examples of how failure to obtain the protection will impact your business.

- In your risk factor, "There is no assurance that ALDA will be able to secure the funds . . . ." on page 11, you should at a minimum describe the relevant laboratory testing and regulatory approvals and the estimated costs to complete the testing.

- In your risk factor, "There is no assurance that research and development . . ." on page 11 you should at a minimum explain where the company is in the research and development process and what remains to be done.

- In your risk factor, "Limited brand awareness" on page 11, you should at a minimum expand the discussion to describe how market knowledge of the company's name is limited.

Mr. Terrance Owen
ALDA Pharmaceuticals Corp.

- In your risk factor, "The Company's Business has limited sales and marketing experience" on page 11, you should at a minimum expand the discussion to describe that you have only 2 sales and marketing personnel.

  Where practicable, please quantify the specific and immediate effects to investors of the risks that you have identified. Please also note that the above have been provided as examples, please review each risk factor and revise as appropriate.

12. We note that T36 Disinfectant is composed of various chemicals. Please supplementally advise us whether these chemicals are hazardous materials the use, handling, storage or disposal of which could pose environmental or other material risks to your business. Please consider adding a risk factor to address any relevant material risks.

13. We note that you have 100,000,000 shares of authorized common stock and only 19,700,404 shares are currently issued and outstanding. Please add a risk factor that addresses the risks of having such a large number of authorized but unissued common stock, including the risks that your officers and directors may issue additional stock without further stockholder approval, thereby causing dilution of current company stockholders, and how future sales of your stock may have a depressive effect on the market price of your stock.

14. Please add a risk factor that addresses your dependence on each of your key collaborators and third parties, i.e. Phigenics, LLC, Fuzhou Xinmei Biotech Co. Ltd., Linns Corporation Sdn Bhd and Norwood Packaging Ltd.

"The Company's limited operating history . . . ." page 9

15. Please revise to disclose the number of years the company has been in operations and the losses for the three most recent fiscal years and any relevant interim periods.

16. Provide further explanation as to why you believe period to period comparisons may not be meaningful.

"The Company has no significant source of operating cash flow . . . ." pages 9-10

17. Please incorporate into this discussion the rate at which you are currently burning cash on a monthly basis and the additional funding you expect you will need for your current plans. Disclose how long you expect your current cash to last.

18. Please revise your disclosure in this risk factor to briefly describe your "current plans." This additional disclosure will help investors better understand the impact of a change in your cash and capital resources.

Mr. Terrance Owen
ALDA Pharmaceuticals Corp.

<u>"If the Company raises further funds through equity issuances . . ." page 10</u>

19. If you expect that you will raise funds by issuing equity in order to implement your plan to market your product and develop new products, please disclose this information.

<u>"The Company has a history of generating limited revenues . . . ." page 10</u>

20. You state that the operating losses for the fiscal year ended June 30, 2005 were $796,301 and that you sustained operating losses for your last audited year of operation being fiscal 2005 of $1,663,400. Please revise to clarify this discrepancy. Please note that your Consolidated Statement of Operations and Deficit for the year ended June 30, 2005 presents a loss from operations of $553,028, a net loss of $796,301 and an accumulated deficit of $1,663,400.

21. Please revise your disclosure to discuss that you may have received a going concern qualification from your auditors had your financial statements been audited by U.S. auditors as indicated in comments by your auditors on page F-iii. Please also discuss how this possible going concern qualification would affect you ability to raise capital.

22. Additionally, as your risk factor discussion focuses on the limited revenues generated, quantify the revenues generated in each of the last three years.

<u>"The Company's future performance is dependent on key personnel . . . ." page 10</u>

23. Please name the key personnel upon whom you are dependent and the positions they hold with the company.

24. To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

25. Please disclose the term and termination provisions of any employment or consulting contracts you have with your key personnel.

<u>"The Company's Business has limited sales and marketing experience." Page 11</u>

26. Please revise to describe how limited your experience in marketing and selling your products is. Your discussion should indicate that you only have two employees performing these functions. To the extent that these employees have limited experience marketing and selling or limited experience in your industry, this information should be included.

27. Quantify the amounts you estimate you will have to spend to promote your products.

<u>"Conflicts of interest."</u> Page 11

28. For the officers of the company, Messrs. Owen and Chen, please revise your disclosure to explain how many other companies exist on which they serve as officers or directors, and how much of their time will be devoted to these other companies. In addition, we note that their bios on page 24 do not reveal current service as officers or directors of other companies. Please explain.

29. To the extent that Messrs. Owen and Chen are involved with other companies that compete with your company or provide services to your company, please include this information in the discussion.

<u>"Management of the Company can through their stock ownership . . . ."</u> page 12

30. Please revise your disclosure to also discuss the risk that management may not make decisions that will maximize shareholder value and the risk of management entrenchment.

<u>"The value and transferability of the Company shares . . . ."</u> page 12

31. Please separate this discussion into two risk factors: 1) a risk factor that discusses the limited trading market and 2) a risk factor that discusses the risks of your stock being a penny stock.

32. Please move any discussion regarding future share issuances to the risk factor on the top of page 10.

33. Please revise your disclosure to explain what you mean by exemptions for secondary trading.

<u>"Registration of products may not occur in a timely manner . . . ."</u> page 12

34. Please revise your disclosure to also add the FDA as an agency from which you seek regulatory approval.

<u>"Risk of infringement."</u> pages 12-13

35. Please revise your disclosure to describe the impact on your business of ceasing to use the trademark "Viralex." To the extent practicable, please quantify the effect on your business.

<u>"Risk of earlier invention." page 13</u>

36. Please revise your disclosure to describe the number of patents pending and the key products subject to pending patents.

<u>"The market for disinfectant products is competitive." Page 13</u>

37. Please revise your disclosure to name any key competitors.

<u>Item 4. Information on the Company</u>

<u>4.A. History and Development of the Company, pages 13-14</u>

38. Please revise your disclosure to provide a complete and robust discussion of the history and development of the company. For example, you should describe the fact that the company was originally a "capital pool company" on the TSX Venture Exchange as you state in footnote 2 to the financial statements and then explain the meaning. You should also describe the status of the business of the company prior to the acquisition of the assets of ALDA Pharmaceuticals Inc. and then describe how your acquisition of the assets of ALDA Pharmaceuticals Inc. represented a "qualifying transaction" on the TSX. Also, please explain the meaning of a "qualifying transaction."

39. Please revise your disclosure to provide a complete and robust discussion of the acquisition of the assets of ALDA Pharmaceuticals Inc. See Item 4.A.4. to Form 20-F. At minimum, you should discuss the consideration paid, whether any liabilities were assumed and the material assets acquired. You should also describe any material terms of the acquisition agreement that remain in effect. We note that in footnote 9 to the financial statements you state that the purchase price was deemed to be $800,000 and that you issued 3,711,263 shares to Mr. Shapiro that were placed in escrow. Please describe the escrow arrangement, the market value of the shares issued and the number of shares that remain in escrow. Further, please file the acquisition agreement and escrow agreements as exhibits to the registration statement.

40. Please revise your disclosure to describe the company's principal capital expenditures since the beginning of the company's last three financial years to the date of registration statement as required by Item 4.A.5 of Form 20-F.

41. Please revise your disclosure to describe principal capital expenditures currently in progress and the method of financing as required by Item 4.A.6. of Form 20-F.

Mr. Terrance Owen
ALDA Pharmaceuticals Corp.

4.B. Business Overview, pages 14-19

General

Item 4. Information of the Company
4. B. Business Overview, page 14

42. We noted that during the first five years the company's primary focus has been on product development. However, costs on the consolidated statements of Operations and Deficit show only $2,100 (Canadian dollars) in 2004 for product development. Please tell us where the costs incurred related to your T36 studies and other current R&D activities are classified.

43. We noted that the company is in various stages of development of other product applications for T36 disinfectant. Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address:
http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:

a. The current status of the project;
b. The costs incurred during each period presented and to date on the project;
c. The nature, timing and estimated costs of the efforts necessary to complete the project;
d. The anticipated completion dates;
e. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
f. The period in which material net cash inflows from significant projects are expected to commence.

Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

44. Please revise your disclosure to describe the types of surfaces on which T35 Disinfectant can be used as approved by Health Canada Drug, i.e. medical equipment, counter tops, humans.

45. You refer to various efficacy studies and tests and toxicology studies for T36 Disinfectant. Please revise your disclosure to provide additional information with respect to and a more robust discussion of these studies. At a minimum your disclosure should provide the following:

- a description of the meaning of efficacy studies and toxicology studies,

- the types of surfaces tested,

- how the studies were completed, i.e. number of subjects tested, whether there was use of randomization and any controlled conditions,

- the test results,

- whether the test results of the studies were statistically significant and the relevant p-values, and

- where in the development process you are after completion of these studies, i.e. whether successful completion obtains you the right to conduct other additional studies or regulatory approval.

46. We note the following statements regarding the effectiveness of T35 Disinfectant.

> Polio and tuberculosis are benchmark micro-organisms because they are the most difficult to kill. Efficacy against polio and tuberculosis demonstrates a high level of disinfection capability.

Please revise to identify your sources for these statements and provide us with third party support for these statements. The supporting documentation should be marked to indicate the text supporting the statements.

47. It appears that you have erroneously included your plan of operations disclosure following the statement "The Company is also in various stages of development of other product applications for the T36 Disinfectant including . . . " on page 15. Please revise to delete.

48. With respect to your products in development, please describe in greater detail the current phase of development for each product. For example with respect to the disinfectant cleaner, state whether you plan to complete additional efficacy and toxicology studies, whether you have applied to Health Canada for a DIN for the concentrated product, and if so, how far along you are in that process. Your revised disclosure should address exactly where you are in the development of each product, what additional tests you plan to conduct and what additional approvals you plan to seek.

49. We note your statement in footnote 16 to the financial statements that revenue for the 2005 year from each of five customers exceeded 10% of total revenue. Please revise your business discussion to disclose this information and the identity of each key 10% customer. Please also add a risk factor that discusses your dependence on these limited customers.

Material Effects on Government Regulation, pages 16-17

50. Please provide a more complete and robust discussion of the regulatory approvals needed to market and sell your products. For example, with respect to the regulations of Health Canada, you should describe the submissions, processes, testing and stages a company must go through to receive a DIN. Please also describe how long it takes for any given process or the time period you expect the company to be in any given stage. Your revised disclosure should provide this disclosure with respect to all of the regulations you discuss in this section, i.e. the FDA, the CDC.

51. We note your statements in this section that "Fuzhou is obligated to register T36 Disinfectant in China within six (6) months of obtaining completed technical and study information from the Company" and that the "Company provided a second set of samples to Fuzhou in January, 2006." Please explain what you mean by these statements. Are the samples provided part of ongoing studies the company is conducting for Fuzhou? How far along are the studies? Is Fuzhou conducting its own studies with samples of the product provided by the company? Are these studies the same as the ones the company conducted to obtain approval from Health Canada?

52. Please revise your disclosure to clarify the indications for which you are seeking regulatory approval or have received regulatory approval for your products. For example, you state that Health Canada has approved T36 Disinfectant for use as a "disinfectant, disinfectant cleaner and hand sanitizer." Please revise your disclosure to provide similar disclosure for the regulatory approvals in the US, China and Malaysia.

Dependency upon Patents/Licenses/Contracts/Processes, page 18

53. Please revise your disclosure to describe the impairment of your intellectual property that you discuss in footnote 7 to the financial statements. Your revised disclosure should also include a brief description of the impaired intellectual property.

Patents, page 18

54. Please revise your disclosure to briefly describe the subject matter of your pending patent applications.

Trademarks, page 18

55. Please revise your disclosure to explain the meaning of "Principal Register mark" and "foreign registry marks" and the significance to your business of the difference.

4.C. Organization Structure, page 19

56. We note your statement regarding your subsidiary, Sirona, that it "will undertake financing, patenting and registration of any therapeutic products developed and based on the T36 Disinfectant," and that on January 12, 2005, you "transferred the rights to the therapeutic applications of [your] T36 Disinfectant" to the subsidiary. In footnote 1 to the financial statements, however, you state that the subsidiary is an "inactive company." Given that Sirona owns the rights to your key product and will undertake the financing, patenting and registration of products using key technology, your statement that the subsidiary is inactive is confusing. Please explain or revise your disclosure so that it is consistent.

Item 5. Operating and Financial Review and Prospects, pages 20-23

5.A. Operating Results of ALDA, pages 20-21

57. You state that you have not discussed changes in periods prior to the 2004 fiscal year because you did not have revenues prior to that year. Please note that you are required to discuss material changes in any line items to your financial statements, so you should discuss any material changes in your expenses from fiscal year 2003 to fiscal year 2004. Please revise your disclosure accordingly.

58. We note certain material changes in your financial statement line items from 2004 to 2005 that you have not discussed. For example, investor relations expenses increased approximately 50% and wages and benefits expenses more than doubled. Please revise your disclosure to discuss these line items and any others with material changes.

59. Please revise your MD&A so that there is more focus on analysis as required by our recent MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003). In that release, we explained that, "MD&A requires . . . an 'analysis' of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form . . . . A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects." For example, please explain the following:

- what led to the increase in sales over the last two financial years on page 20, and

- the one time costs associated with start up operations on page 21.

Please review your entire MD&A and revise accordingly. We may have further comments.

60. In addition, with respect to the increase in sales, please also provide the disclosure required by Item 5.A.1. of Form 20-F. This item requires you to provide a narrative discussion of the extent to which material changes in sales or revenues are attributable to changes in price or to changes in the volume or amount of products being sold or to the introduction of new products.

5.B. Liquidity and capital resources, page 21

61. Please provide the cash flow disclosure required by Item 5.B.1.(b) of Form 20-F.

62. Please disclose the specific action(s) management will undertake to address its working capital shortfall. Please refer to Financial Reporting Codification Section 501.03.a. for additional guidance.

Item 6. Directors, Senior Management and Employees

General

63. Please revise your disclosure to clarify the company's relationship with and shares owned by Mr. Allen Shapiro. We note the following inconsistencies:

- On page 14 you state that Mr. Shapiro is employed in a consulting capacity as Manager of Business Development. On pages 23 to 26, you do not include him as a member of senior management. On page 27, however, you include him in the option table for senior management and directors. On page 32, you state he is a senior officer/manager of the company. If he is a member of senior management or an employee upon whom you are dependent, you must provide all the disclosure with respect to Mr. Shapiro required by Item 6 of Form 20-F, i.e. his business experience, compensation.

- In footnote 9 to the financial statements you state that the company issued 3,711,263 shares to ALDA Pharmaceuticals Inc. (now 513947 B.C. Ltd.) of which Mr. Shapiro is the sole shareholder, subject to an escrow arrangement, under which ten percent of the shares were released on November 14, 2003 and an additional fifteen percent are to be released after every six month period commencing November 14, 2003, the first release occurring May 14, 2004. In the tables on pages 28 and 31, however, you state that Mr. Shapiro beneficially owns 1,641,688 shares. Based on the escrow arrangement, it appears Mr. Shapiro would beneficially own a greater number of shares than 1,641,688. Please advise.

- We note that you have included Mr. Shapiro in the table on page 28 and you state that the table includes 5% shareholders. Item 6.E. requires the table on page 28 to disclose share ownership of only senior management and directors. If Mr. Shapiro is not a member of senior management, you should remove him from this table. If he is a member of senior management, please delete the reference to 5% shareholders.

6.E. Share Ownership, page 28

64. We note your use of the term "beneficially own" and "beneficial owner" in the table on page 28. The definitions in General Instruction F. of Form 20-F define beneficial owner to include "securities that the person has the right to acquire within 60 days by option." As you have not included options in this table, and are not required to per Item 6.E., please delete your use of the term "beneficial owner." Alternatively, revise the table to include the options exercisable within 60 days and clarify by using footnote disclose the number of shares each individual has the right to acquire within 60 days.

65. Footnote 4 to this table on page 28 appears to be missing the description. Please revise your disclosure to add the complete description.

66. Please explain to us how you arrived at the total shares of 3,076,761 owned by directors and management as a group. The line item in the table also references 5% holders. Please delete the reference to 5% holders.

Mr. Terrance Owen
ALDA Pharmaceuticals Corp.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders, page 31

67. Please note that Item 7.A. of Form 20-F requires to you provide the shares beneficially owned by major shareholders. The definitions in General Instruction F. of Form 20-F define beneficial ownership to include "securities that the person has the right to acquire within 60 days by option." Please revise the table to include the relevant options and to clarify that the table includes these options and all shares "beneficially owned."

7.B. Related Party Transactions, pages 31-32

68. We note that your director William McCoy is the Chief Technology Officer for Phigenics, LLC and that you have an agreement with Phigenics to provide services to the company in preparing EPA and FDA submissions to secure approval of the T36 Disinfectant. Please revise your disclosure in this section to describe this related party transaction.

69. Please revise your disclosure regarding the loan advanced from a company controlled by a director to name the director, the company, the amount of the loan, any amount outstanding and other material terms, i.e. interest, term.

70. Please also revise your disclosure to describe the loan to ALDA Pharmaceuctical Inc. that you refer to in footnote 5 to the financial statements. Your revised disclosure should describe the related party involved, Mr. Shapiro, and all material terms of the loan.

Item 8. Financial Information

8.A.7. Legal/Arbitration Proceedings, pages 32-33

71. Please revise the registration statement to expand your disclosure in this section with respect to the proceeding over the use of "Viralex." Your revised disclosure should disclose the plaintiff and describe the material terms of the settlement agreement as you do in footnote 11 to the financial statements. Please also file the agreement as an exhibit to the registration statement.

72. In footnote 10 to the financial statements, you describe a $10,000 settlement in 2004 with respect to a legal claim against a competitor who appears to be Virox Technologies that is different from the legal claim against Virox that you describe in this section. Please revise your disclosure to also describe this other legal claim. Your revised disclosure should describe the material terms of any settlement agreement with Virox and file the agreement as an exhibit to the registration statement to the extent it is material.

Mr. Terrance Owen
ALDA Pharmaceuticals Corp.

Item 9. The Offer and Listing

9.C. Stock Exchanges Identified, page 34

73. Please revise your disclosure to indicate if you will seek to list your common stock on another exchange. See Item 9.C. of Form 20-F.

74. We note your reference in table no. 12 to the Toronto Stock Exchange (TSE) in addition to the TSX. Is your stock also traded on the TSE? If not, please delete your reference to TSE.

Item 10. Additional Information

10.A. Share Capital, pages 35-36

75. In footnote (1) to the share capital table on page 36, please revise your disclosure to disclose the number of shares that remain in escrow.

10.B. Memorandum and Articles of Association, page 37

76. Please revise the registration statement to provide the disclosure required by Item 10.B. of Form 20-F. It is not sufficient to refer to the Articles filed as an exhibit. Item 10.B. requires you to summarize various relevant provisions of the Articles.

10.C. Material Contracts, page 37

77. Please revise your disclosure here to describe all the material terms of your material contracts. Item 10.C. of Form 20-F requires you to include dates, parties, general nature of the contract, terms and conditions, and amount of any consideration passing to or from the company.

10.D. Exchange Controls, page 37

78. Please revise your disclosure to describe the limitations that the Competition Act (Canada) may impose on investors who wish to acquire and hold your common shares or explain to us why you believe the Competition Act (Canada) is not relevant.

79. Please revise your disclosure to expand your discussion of the Investment Canada Act. At a minimum, your revised disclosure should address whether a potential investor would need to file a notification and if there is any review process.

Mr. Terrance Owen
ALDA Pharmaceuticals Corp.

10.E. Taxation, pages 37-39

80. On page 37 you state that "a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited." On page 38, however, you state that "Part XIII Tax [which you define as Canadian withholding tax] applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%." Is the withholding tax you discuss on page 37 different than the Part XIII Tax? If it is the same withholding tax, then is the U.S. Holder subject to 5% or 15%? In addition, you make conflicting statements regarding a U.S. Holder that is a corporation that beneficially owns at least 10% of the voting shares of the company. On page 37, you state the withholding rate is 5% and on page 38 you state the tax rate is 15%. Please revise your disclosure to clarify these statements.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 7. Intangible Assets

81. Please tell us why you believe that the intangible assets acquired from Alda Pharmaceuticals, Inc. have an indefinite life for US GAAP reporting purposes. Refer to FAS 142. Please specifically identify what the intangible assets acquired consist of.

Note 8. Share Capital

82. It appears that the 2004 value ascribed to the 3,711,263 shares issued in the asset purchase at $0.20 per share is incorrect. Please revise or advise.

83. Please clarify the effective date of your private placement of 346,666 common shares at $0.15 per share.

Note 9. Asset Purchase Agreement

84. It appears from your disclosure that you purchased Alda Pharmaceutical Inc. for $800,000 (Canadian dollars). The fair value of assets identified in your presentation account for only $555,000 (Canadian dollars) of which represents only the intangible assets and inventory acquired. Your disclosure indicates that other assets were acquired as well, such as capital assets, shares of ALDA Institute for Preventative Health Care Inc., a non-competition agreement, as well as certain other contracts. Please revise to allocate the entire purchase price of $800,000 (Canadian dollars) to the fair value of all assets acquired. Tell us how you are accounting for the non-competition agreement.

85. In addition, tell us where you have accounted for the $742,253 value ($0.20 x 3,711,263 common shares) of the common shares (the Payment Shares) in your table assigning consideration given by the Company for the assets purchased. This table should also reconcile to the $800,000 (Canadian dollars) purchase price of Alda Pharmaceuticals, Inc.

Mr. Terrance Owen
ALDA Pharmaceuticals Corp.

Exhibit 23.1

86. Please provide a consent from the auditors which is consistent with the audit report. We noted that the audit report is from BME and Partners chartered accountants but the consent is from Berris Mangan chartered accountants.

<center>*   *   *   *   *</center>

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that,

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Terrance Owen
ALDA Pharmaceuticals Corp.

You may contact Sasha Parikh at (202) 551-3627 or Joseph Roesler at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3765 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Chris Farber
       CD Farber Law Corp.